Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Web www.premier-oil.com

Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Telex 918121
Email Premier@Premier-oil.com

PremierOil

03045435

16th December 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 16th December 2003.

"Premier Announces Another Successful well in Mauritania"

Yours faithfully

Stephen Huddle
Stephen Huddle
Company Secretary

Enc.

dw 1/7

PREMIER OIL PLC
("Premier")

Premier Announces Another Successful well in Mauritania

Premier is pleased to report that a preliminary evaluation of wireline logs and pressure data acquired from the Chinguetti-4-7 (Tiof West) step-out exploration well indicates a gas column of approximately 4 metres overlying a gross oil column of approximately 122 metres.

The top of the hydrocarbon bearing interval was intersected down-dip from the top of the hydrocarbon bearing interval in the Chinguetti-4-6 (Tiof) discovery well. Preliminary analysis of the pressure data indicates that the oil column is likely to be in direct pressure communication with the oil column intersected in the Tiof well.

The Tiof West well is located approximately 8 km from the Tiof well which directly proved a 38.5 metre gross oil column. Further appraisal drilling will be required to assess the significance of the two wells and to verify connectivity and the net to gross of the reservoir section.

The well will now be plugged and abandoned, as planned.

As previously announced on 28 May 2003, Premier has entered into an agreement with Fusion Oil & Gas Ltd regarding its interests in Mauritania. Premier will acquire a 6% share of PSC B (which includes the Chinguetti field and the Tiof discovery) and a 3% share of PSC A from Fusion Oil & Gas on completion of the transaction. Completion will take place separately for each PSC and will occur on Mauritanian government approval of a field development plan for a field in each PSC.

Charles Jamieson, Chief Executive of Premier, said:

"Finding a large oil column in communication with the discovery well 8km away is an exceptional result. It is a fitting end to this year's drilling programme."

16 December 2003

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
James Henderson
Phil Wilson-Brown

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

The current partners and interests in Mauritania PSC B are:

Woodside Mauritania Pty Ltd (Operator)	35.0%
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited*	6.0%
Roc Oil (Mauritania) Company	2.4%

The Government of Mauritania has the right to back in to 12% equity in developments producing up to 75,000 barrels of oil per day.

*Premier will take up its 6% share of PSC B from Fusion Oil & Gas on completion of the transaction announced on 28 May 2003.